DriveWealth ETF Trust

15 Exchange Place
10th Floor
Jersey City, New Jersey 07302

April 14, 2023

VIA EDGAR

Elizabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

Re:	DriveWealth ETF Trust (the “Trust”) File Nos. 333-268359; 811-23837

Dear Ms. Bentzinger:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of Pre-Effective Amendment No. 1 to the registration statement of the Trust filed with the U.S. Securities and Exchange Commission on March 23, 2023 be accelerated so that the same will become effective on April 18, 2023, or as soon as practicable thereafter.

In connection with this request, Foreside Fund Services, LLC, the principal underwriter for DriveWealth ICE 100 Index ETF, a series of the Trust, has also signed this letter requesting acceleration.

If you should have any questions in connection with this request, please do not hesitate to contact Richard F. Kerr at (617) 261-3166 or Keri E. Riemer at (212) 536-4809.

Sincerely,

DriveWealth ETF Trust	Foreside Fund Services, LLC

/s/ Christopher Quinn	/s/ Teresa Cowan
Christopher Quinn	Teresa Cowan
President	President